SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                 Schedule 14D-9
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934


                               Pierre Foods, Inc.
                        --------------------------------
                            (Name of Subject Company)


                               Pierre Foods, Inc.
                        --------------------------------
                       (Name of Persons Filing Statement)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                   720830 10 8
                          ----------------------------
                      (CUSIP Number of Class of Securities)


                                Pamela M. Witters
                            Chief Financial Officer,
                             Secretary and Treasurer
                               Pierre Foods, Inc.
                               9990 Princeton Road
                             Cincinnati, Ohio 45246
                                 (513) 874-8741
                          -----------------------------
                 (Name, address and telephone numbers of person
                 authorized to receive notice and communications
                   on behalf of the persons filing statement)


                                    Copy to:

                             Patrick Daugherty, Esq.
                                 Foley & Lardner
                            150 West Jefferson Avenue
                                   Suite 1000
                             Detroit, Michigan 48226
                                 (313) 963-6200



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                         [Pierre Foods, Inc. Letterhead]

            Pierre Foods Directors Weigh Competing Bid to Buy Company

                  CINCINNATI, OHIO (August 2, 2001) -- Pierre Foods, Inc. (NASDAQ: FOOD) acknowledges receipt of a proposal from William E. Simon & Company ("Simon") and Triton Partners ("Triton"). The proposal, announced on July 18, 2001, is to make a tender offer to purchase Pierre Foods' common stock for $2.50 per share. A special committee of the board of directors of Pierre Foods met in person with representatives of Simon and Triton on July 27 to discuss details of their proposal. The special committee is studying the Simon/Triton proposal and expects to continue its discussions with representatives of Simon and Triton. Because the board has not rejected the Simon/Triton proposal, the management group that had contracted to purchase the company for $1.21 per share, subject to conditions including shareholder approval, now has the right to terminate its contract. The management group also is in discussions with representatives of the special committee. If Simon and Triton do commence a tender offer, then, no more than ten business days after the commencement of the offer, the board of directors will advise the shareholders publicly whether it recommends acceptance or rejection of the offer, expresses no opinion and remains neutral toward the offer or is unable to take a position with respect to the offer and, in any case, the reasons for its position. The directors request that the shareholders defer their determinations to accept or reject a tender offer until they have been advised of the board's position.

                  Pierre Foods owns and operates food processing facilities in Cincinnati, Ohio and Claremont, North Carolina. The company is a leading manufacturer of fully cooked branded and private-label protein and bakery products and is believed to be the largest integrated producer of microwaveable sandwiches. The company provides specialty beef, poultry and pork products formed and portioned to meet specific customer requirements. It sells primarily to the foodservice market and serves leading national restaurant chains, a majority of primary and secondary schools, vending, convenience stores and other niche markets.

                  Certain statements made in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that may cause actual events and results to differ materially from expected events and results. As detailed in the company's periodic SEC reports, with respect to Pierre Foods these risks and uncertainties include: the company's substantial leverage and insufficient cash flow from operations; restrictions imposed by the company's debt instruments; management control; factors inhibiting a hostile takeover of the company; the limited secondary market for the company's common stock; stock price volatility; restrictions on payment of dividends; competitive considerations; government regulation; general risks of the food industry; adverse changes in food costs and availability of supplies; dependence on key personnel; potential labor disruptions; and the effects of the pending management buyout. The closing of any tender offer made by Simon and Triton would be subject to any and all conditions stated in the offer to purchase. In view of these considerations, investors should not place undue reliance on the predictive value of the forward-looking statements made in this press release.

                  Holders of Pierre Foods securities are advised to read Pierre Foods' Solicitation/Recommendation Statement filed with the SEC on Schedule 14D-9, as would be amended in response to any tender offer made by Simon and Triton, because it will contain important information. Investors will be able to get the board's recommendation and other filed documents for free at the SEC's web site, http://www.sec.gov. Also, Pierre Foods will send investors, upon request, free copies of any and all documents that it may file in the current fiscal year in response to the requirements of Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934. Such a request should specify which documents are sought and should be directed to the contact person named below.

CONTACT:

Pamela M. Witters, Chief Financial Officer, 9990 Princeton Road, Cincinnati, Ohio 45246; telephone, (513) 874-8741









                                       3